UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Booth, Richard W.
   2140 Lake Park Blvd.


   Richardson,  Texas  75080-2254
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   07/99
5. If Amendment, Date of Original (Month/Year)
   08/06/99
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security       2)Trans-    3.Trans- 4.Securities Acquired         5)Amount of    6)Ownership     7)Nature of
                          action      action   (A or Disposed of (D)         Securities     Form:             Indirect
                          Date        Code                                   Beneficially   Direct (D) or     Benefician
                                      ---------------------------------      Owned at       or Indirect       Ownership
                                                             A               End of Month   (I)
                          (Month/                            or
                          Day/Year)   Code V   Amount        D    Price
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value   07/28/99    G(1) V   160,000       D                                D
$0.01 per share
Common Stock, par value   07/28/99    G(2) V    53,333       D               707,235(3)       D
$0.01 per share
Common Stock, par value   07/28/99    G(2) V    53,333       A                53,333          I             Charitable Remainder
$0.01 per share                                                                                             Unitrust
Common Stock, par value                                                    1,699,764          I             Norwest Bank Anne Zink
$0.01 per share
Common Stock, par value                                                    1,699,731          I             Norwest Bank FBO
$0.01 per share                                                                                             R. W. Booth
Common Stock, par value                                                      336,600          I             Trust FBO Anne Zink
$0.01 per share
Common Stock, par value                                                      330,000          I             Trust FBO Richard Booth
$0.01 per share
Common Stock, par value                                                      293,271          I             Wife
$0.01 per share



                                       1

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative         2)Conversion 3)Trans-       4)Trans-  5)Number of Derivative         6)Date Exercisable and
Security                      or Exercise  action         action    Securities Acquired (A)        Expiration Date
                              Price of     Date           Code      or Disposed of (D)             Month/Day/Year
                              Derivative                  ------------------------------------     ---------------------------------
                              Security     Month/Day/Year Code  V   A                D             Date Exercisable  Expiration Date
------------------------------------------------------------------------------------------------------------------------------------




Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative         3)Trans-      7)Title and Amount        8)Price       9)Number of    10)Ownership Form   11)Nature of
Security                      action        of Underlying             of Deri-      Derivative     of Derivative       Indirect
                              Date          Securities                vative        Securities     Security: Direct    Beneficial
                                            -----------------------   Security      Beneficially   (D) or Indirect     Ownership
                                                          Amount or                 Owned at End   (I)
                                                          Number of                 of Month
                  -                         Title         Shares
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

     (1) Transfer of shares to the Booth Family Charitable Lead Annuity Trust. The reporting person disclaims any beneficial ownership of th e reported securities.

     (2) Richard W. and Anne C. Booth Charitable Remainder Unitrust. - Attorney-in-fact pursuant to the power of attorney dated 7/9/99.

     (3)  Purchase of 1,250 shares erroneously reported on original Form 4.

     -    Attorney-in-fact pursuant to the power of attorney dated 7/9/99.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: Richard W. Booth
DATE 04/05/01